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SEC Mail Processing Section

MAR 23 2009

Washington, DC 105

SE 09040199 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/30/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gama Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Market Street. Spear Tower 36th Floor
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co., LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700 (Address) San Francisco (City) CA (State) 94104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAY DEAN TINNEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gama Global Investments, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing member

Title

See Below

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 5TH **day of** MARCH **20** 09, **by** JAY DEAN TINNEY, **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature ________

(Seal)

W. TURNEY
Commission # 1735718
Notary Public - California
San Francisco County
My Comm. Expires Mar 31, 2011

GAMA GLOBAL INVESTMENTS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

GAMA GLOBAL INVESTMENTS, LLC

TABLE OF CONTENTS

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT

To the Member of
Gama Global Investments, LLC

We have audited the accompanying statement of financial condition of Gama Global Investments, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the period October 30, 2008 (date the Company was registered as a broker-dealer) to December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gama Global Investments, LLC as of December 31, 2008, and the results of its operations and its cash flows for the period October 30, 2008 (date the Company was registered as a broker-dealer) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
March 6, 2009

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	1,293,070
Commissions receivable		2,000,000
Prepaid expenses		6,901
TOTAL ASSETS	**$**	**3,299,971**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable	$	2,142
Commissions payable		2,834,463
Subordinated loan payable		130,000
TOTAL LIABILITIES		2,966,605
MEMBER'S CAPITAL		333,366
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**3,299,971**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 30, 2008
(DATE REGISTERED AS BROKER-DEALER)
TO DECEMBER 31, 2008

REVENUES:		
Commission income	$	4,948,767
Interest income		599
Total revenues		4,949,366
EXPENSES:		
Commission expense		4,701,329
Travel		29,068
Professional fees		18,153
Regulatory fees		12,720
Rent expense		10,192
Other		2,920
Total expenses		4,774,381
NET INCOME	**$**	**174,984**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD OCTOBER 30, 2008
(DATE REGISTERED AS BROKER-DEALER)
TO DECEMBER 31, 2008

MEMBER'S CAPITAL, Beginning of Period	**$**	**-**
Contributions received during period		158,382
Net income		174,984
MEMBER'S CAPITAL, End of Period	**$**	**333,366**

See accompanying notes to the financial statements.

GAMA GLOBAL INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 30, 2008
(DATE REGISTERED AS BROKER-DEALER)
TO DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	174,984
Effects of non-cash expenses		13,382
Change in assets and liabilities:		
Commissions receivable		(2,000,000)
Prepaid expenses		(6,901)
Accounts payable		2,142
Commissions payable		2,834,463
Net cash provided by operating activities		1,018,070
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated loan		130,000
Capital contributions received		145,000
Net cash provided by financing activities		275,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,293,070
CASH AND CASH EQUIVALENTS, End of Period	**$**	**1,293,070**

Noncash financing activity:
In 2008, GGI Bay Holdings, LLC, the Company's sole managing member, paid $13,382 in expenses on behalf of the Company and recognized these payments as additional capital contributions.

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Gama Global Investments, LLC (the "Company") is a Delaware Limited Liability Company formed on February 1, 2008, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the Securities and Exchange Commission ("SEC") on October 30, 2008, and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California and also in the state of Virginia effective November 12, 2008. The sole managing member of the Company is GGI Bay Holdings, LLC ("GGI Bay Holdings"), as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its member.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise funds for investment purposes within their funds. To date, the Company has only acted as a third-party for The Carlyle Group and its affiliates. The Company qualifies potential prospects, arranges presentations, and tracks the sales process.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported on the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Revenue Recognition

The Company earns commission income from The Carlyle Group for monies placed in their various funds. The commission income is generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of The Carlyle Group. For the period October 30, 2008 (date the Company was registered as broker-dealer) to December 31, 2008, the Company earned a total of $4,948,767 in commission income.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Commissions Receivable/Commissions Payable

The Company's receivables consist primarily of commissions due from The Carlyle Group. These amounts are accrued as earned as the investors' capital calls are completed and collected by The Carlyle Group. The Company's commissions payable represents the commission expense paid to Mr. William Hasselberger (see Note 5).

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, and accounts payable approximate fair value because of their short-term maturities.

The carrying amount of the subordinated loan at December 31, 2008 approximates fair value because the borrowings are at market rate.

Income Taxes

The Company was formed as a Delaware Limited Liability Company (LLC). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. The State of California assesses an annual minimum franchise tax of $800, which is included in other expenses on the accompanying statement of operations.

NOTE 2 – MEMBER'S CAPITAL

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1, or 8 to 1 during the first 12 months after commencing business as a broker-dealer. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2008, the Company had net regulatory capital of $356,465, which was $1,889 in excess of its minimum required net capital of $354,576.

Subsequent to year-end, the Company filed an early notification with the SEC concerning the Company's net capital at December 31, 2008, which is less than 120% of the required minimum net capital under SEC Rule 17a-11(c)(3). The early notification indicates the corrective action taken by the Company.

NOTE 4 - SUBORDINATED LOAN

On March 15, 2008, the Company entered into a Subordinated Loan Agreement (the "Loan Agreement") with Washington Global Energy Investors, LLC ("WGEI") in the amount of $130,000, with an interest of 3% per annum, and payable on December 31, 2011. The cash proceeds from this Loan Agreement were used as the Company's working capital. The Loan Agreement became effective upon the approval of FINRA on October 31, 2008 (the "Effective Date")

The subordinated loan is available in computing net capital under the SEC's Uniform Net Capital Rule. Appendix D of SEC Rule15c3-1 requires prior written approval of FINRA before any repayment of the subordination agreement may be made. Accordingly, unsecured advances to WGEI during the term of the Loan Agreement are not permitted, since such advances would constitute unauthorized prepayments. Also, no payments may be made until the expiration of one year from the date the Loan Agreement became effective.

NOTE 5 - COMMISSION EXPENSE AGREEMENT

The Company enters into commission expense agreements with their registered representatives. To date, the Company has one commission expense agreement in place with one registered representative, Mr. William Hasselberger, dated December 1, 2008. For the period October 30, 2008 (date the Company was registered as broker-dealer) to December 31, 2008, total commission expense recognized amounted to $4,701,329, $2,834,463 of which is included in commissions payable at December 31, 2008.

NOTE 6 – LEASES

Related Party

On April 1, 2008, the Company entered into an Office License Agreement with GGI Bay Holdings, the Company's sole managing member, whereby GGI Bay Holdings grants the Company access to its office space. In addition, GGI Bay Holdings will provide the Company with certain services on an as requested basis, for additional compensation. In consideration for the aforementioned agreement, the Company shall pay GGI Bay Holdings a monthly fee of $6,000, which shall be effective from the date FINRA approved the Company's registration as broker-dealer. For the period October 30, 2008 (date the Company was registered as broker-dealer) to December 31, 2008, total rent expense paid to GGI Bay Holdings amounted to $9,800, and is included in rent expense on the accompanying statement of operations.

Others

On April 1, 2008, the Company also entered into an Office License Agreement with William Hasselberger, the Company's Registered Representative, whereby the Company is being granted access to William Hasselberger's office space in Virginia. In addition, William Hasselberger will provide the Company with certain services on an as requested basis, for additional compensation. In consideration for the aforementioned agreement, the Company shall pay William Hasselberger a monthly fee of $200. For the period October 30, 2008 (date the Company was registered as broker-dealer) to December 31, 2008, total rent expense paid to William Hasselberger amounted to $327, and is included in rent expense on the accompanying statement of operations.

NOTE 7 – INDEMNIFICATIONS

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

SUPPLEMENTARY INFORMATION

GAMA GLOBAL INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL:		
Total member's capital		$ 333,366
Additions:		
Subordinated borrowings allowable in computation of net capital		130,000
Total capital and allowable subordinate borrowings		463,366
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses	$ 6,901	
Commission Receivable	100,000	
Total deductions and/or charges		106,901
Net capital before haircuts on securities positions		356,465
Less - haircuts on securities positions		-
NET CAPITAL		**$ 356,465**
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable	$ 2,836,605	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 2,836,605**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (A.I. ratio of 8 to 1)		$ 354,575
Minimum dollar requirement		$ 5,000
Excess net capital		$ 1,890
Excess net capital at 1000% (Net Capital - 10% of A.I.)	$ 72,804	
Ratio: Aggregate indebtedness to net capital		796%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

See Independent Auditor's Report

OUM
ODENBERG
ULLAKKO
MURANISHI
& CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Gama Global Investments, LLC

In planning and performing our audit of the financial statements of Gama Global Investments, LLC (the Company), as of and for the for the period October 30, 2008 (date the Company was registered as a broker-dealer) to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have identified a deficiency in internal control that we consider to be a significant deficiency, and on March 6, 2009 we communicated our finding in writing to management and those charged with governance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co LLP

San Francisco, California
March 6, 2009